[LOGO (cinram)]


                           2255 Markham Road, Toronto, Ontario, Canada M1B 2W3 tel: (416) 298-8190 fax: (416) 298-0612









                          CINRAM INTERNATIONAL INC.








                          2002 -- ANNUAL INFORMATION FORM





                                  May 16, 2003

                            CINRAM INTERNATIONAL INC.
                        2002 -- ANNUAL INFORMATION FORM

CORPORATE STRUCTURE
-------------------

Cinram International Inc. ("Cinram" or the "Company") was formed as Cinram Ltd./Cinram Ltee by letters patent dated July 28, 1969 pursuant to the Canada Corporations Act. The registered and principal office of Cinram is located at 2255 Markham Road, Toronto, Ontario, M1B 2W3 and its telephone number is (416) 298-8190. Cinram has amended its constating documents as follows:

(a)  by Certificate of Continuance dated November 12, 1980, Cinram:

     (i) re-organized its share capital by authorizing for issuance an unlimited number of common shares, an unlimited number of Class A Shares, an unlimited number of Class B shares and an unlimited number of Class C Shares; and

     (ii) was continued under the Canada Business Corporations Act;

(b) by Certificate of Amendment dated January 7, 1986, Cinram further re-organized its share capital by:

     (i) reducing the authorized capital of Cinram to an unlimited number of Common shares only;

     (ii) subdividing each of its issued and outstanding Common Shares into one hundred and forty (140) Common Shares; and

     (iii) deleting all restrictions on share transfers;

(c) by Certificate of Amalgamation dated December 31, 1986, Cinram amalgamated with 147213 Canada Inc;

(d) by Certificate of Amendment dated June 25, 1987, Cinram subdivided each of its issued and outstanding Common Shares into three (3) Common Shares;

(e)  by Certificate of Amalgamation dated June 30, 1988, Cinram:

     (i) amalgamated with Praxis Technologies Corporation and Praxis Technologies Inc. (collectively "Praxis");

     (ii) increased its authorized share capital by creating an unlimited number of redeemable Preference Shares. The holders of the Preference Shares are entitled to receive dividends as and when declared by the directors of Cinram in such amount and in such form as the directors of Cinram may from time to time determine.

(f) by Certificate of Amendment dated June 21, 1993, Cinram subdivided each of its issued and outstanding Common Shares into two (2) Common Shares;

(g) by Certificate of Amalgamation dated July 31, 1993, Cinram amalgamated with Nelson Vending Technology Limited ("Nelson Vending") and Nelson Videovend Ltd. ("Nelson Videovend");

(h) by Certificate of Amendment dated June 12, 1997, the name of the Corporation was changed to Cinram International Inc.; and

(i) by Certificate of Amendment dated February 27, 1998, Cinram subdivided each of its issued and outstanding Common Shares into two (2) Common Shares.

LIST OF SUBSIDIARIES:

The following are Cinram's material subsidiaries:


NAME OF SUBSIDIARY                % OWNERSHIP      JURISDICTION OF INCORPORATION
------------------                -----------      -----------------------------
Cinram Inc.                       100%             Delaware, U.S.A.
Cinram U.K. Ltd.                  100%             U.K.
Cinram France S.A.                100%             France
Cinram Optical Discs, S.A.        100%             France

References herein to Cinram include the Company and its material subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS
-----------------------------------

Cinram International Inc. is one of the world's largest independent providers of prerecorded multimedia products and logistic services. With facilities in North America and Europe, Cinram manufactures and distributes prerecorded DVDs, VHS video cassettes, audio CDs, music cassettes, and CD-ROMs, for motion picture studios, music labels, publishers and computer software companies around the globe.

Cinram was established in Montreal in 1969 by Isidore Philosophe and Samuel Sokoloff to manufacture pre-recorded 8-track cartridges and cassettes. In the mid 1970's, anticipating the growing popularity of the cassette format, Cinram expanded its cassette manufacturing facility and injection molding equipment was purchased to make the plastic components for cassettes in-house. In 1979, Cinram moved to Toronto, in order to be closer to its major customers and to continue to satisfy their requirement for prompt service. The cassette facility was expanded and a new facility was built for the manufacture of vinyl records.

In the early 1980s, Cinram invested in automation equipment for the manufacture of the audio cassette format, further developing self-sufficiently and increasing productivity. Cinram experienced significant growth in both vinyl records and cassettes, and, in late 1985, sales were further expanded with the acquisition of the manufacturing arm of Quality Records.

During the mid 1980s, as CDs emerged as the preferred medium, the complex process of planning for the manufacture of CDs was undertaken. In order to finance a compact disc manufacturing facility, an initial public offering of common shares was completed in March 1986. Construction and start-up of a compact disc manufacturing facility was completed in 1987 and CD shipments commenced in the fourth quarter of that year.

In early 1988, Cinram acquired Praxis, one of the two other CD manufacturers in Canada, and subsequently, Praxis and Cinram were amalgamated. The amalgamated entity was able to avail itself of tax loss carryforwards of approximately $24 million.

Product mix began to shift significantly in 1989 with sales of vinyl records falling steeply and sales of CDs growing substantially. This trend carried over into 1990 and 1991 with vinyl records sales becoming insignificant and CD sales climbing significantly. Since the beginning of 1991, the growth of CDs has also caused a reduction in audio cassette sales in Canada. This decrease of audio cassette sales was offset by shipments of CDs from Cinram's facility in Richmond, Indiana.

In the fall of 1990, Cinram established a major manufacturing presence in the United States with the acquisition of the assets of PRC Tape Company of Richmond, Indiana. This company, subsequently renamed Cinram Inc., is one of the largest independent duplicators of audio cassettes in the United States with a work force of over 500 and an approximately 193,000 square foot plant.

By the end of 1991, Cinram ceased the manufacture of vinyl records and commenced the manufacture of pre-recorded VHS video cassettes at its Toronto, Canada facility.

In November 1991, Cinram raised net proceeds of $17 million from a private placement of warrants convertible into common shares. In February 1992, these warrants were converted into 1.5 million common shares. In 1992, CD manufacturing capacity was added to the Indiana facility.

In July 1993 Cinram amalgamated with Nelson Vending and Nelson Videovend and consolidated these operations within Cinram under the name The Amazing Video Network ("AVN"). This acquired business allowed Cinram to expand in the area of distribution of video cassettes for rental and sale.

In the second quarter of 1994, Cinram developed a strategy for competition under the North American Free Trade Agreement, and entered into a joint venture with Auriga-Aurex, S.A. de C.V. ("Auriga-Aurex"), a private Mexican company, to establish an optical disc manufacturing facility in Mexico City. The facility became operational in March 1995 and the joint venture served the audio CD and CD-ROM requirements of the Latin American market. In late 1996, the Company installed VHS video cassette duplication and audio cassette duplication equipment at this facility.

In March 1995, the Company took steps to penetrate the European market. The Company purchased the shares of Duplication France, S.A. one of France's largest video cassette duplication companies, with a facility located in Eastern France. In May 1995, Cinram acquired the shares of another video cassette duplication firm, Video Pouce, S.A. located near Paris.

In June 1995, the Company purchased the assets and assumed certain liabilities of Agincourt Productions Limited, a division of Baton Broadcasting Inc., operating as AP Video International, a video cassette duplication company located in Canada.

In July 1995, Cinram raised net proceeds of over $25.1 million from a private placement of warrants convertible into common shares. In October 1995, these warrants were exercised and 1.5 million common shares were issued.

In November 1996, the Company raised net proceeds of $75.2 million from a private placement of warrants exercisable into common shares. In January 1997 these warrants were exercised and 2.5 million common shares were issued.

In December 1996, the Company raised net proceeds of $98.3 million from a private placement of warrants exercisable into common shares. In April 1997, these warrants were exercised and 3.15 million common shares were issued.

In February 1997, the Company completed the purchase of the assets and assumption of certain liabilities of Videoprint Ltd., a division of MayKing Multimedia Limited, a video cassette duplication and distribution company located in the United Kingdom.

In March 1997, the Company, through its wholly owned subsidiary, Cinram Inc. completed the purchase of the assets and assumption of certain liabilities of Disc Manufacturing Inc., a division of Quixote Corporation. With manufacturing facilities in California and Alabama, Disc Manufacturing Inc. was one of the largest independent replicators of CDs and CD-ROM in North America.

In May 1997, the Company acquired most of the video duplication assets of Grupo Condor S.L. located in Zaragoza, Spain.

In August 1997, the Company acquired the manufacturing assets of Sony's U.K. VHS video cassette duplication operations. Subsequently, these assets were integrated into the Videoprint operation.

In October 1997, the Company completed the acquisition of shares of Polygram Manufacturing and Distribution Centers, B.V., a manufacturing facility producing music cassettes and video cassettes in the Netherlands.

In November 1999, the Company entered into a strategic alliance with MP3.com, Inc., whereby MP3.com, Inc. and others invested $22.1 million to purchase 1.7 million units of the Company. Each unit consisted of one Cinram common share and one warrant to acquire an additional Cinram common share at $15 over a four year period.

In December 1999, the Company recorded a restructuring charge related to the restructuring of European operations, including a write-down of capital assets and goodwill due to excess capacity in Europe. Management determined that it was necessary to write-down the net book value of these assets based on estimated future cash flows. In early 2000, as part of this restructuring plan, the Company closed its facility in Zaragoza, Spain.

In mid 2000, the Company entered into two significant agreements with Twentieth Century Fox Home Entertainment Inc. (TCFHE), a major North American motion picture studio, to be their exclusive supplier of VHS and DVD manufacturing and to provide distribution and warehouse logistics services in the United States and Canada.

In November 2000, the Company acquired the shares of Universal Music International Manufacturing and Logistics, S.A. (UML) in Louviers, France. Simultaneously, the Company signed a long-term CD supply contract with UML providing a solid foundation for the Company's CD business in Europe.

In December 2000, the Company announced a further restructuring charge associated with operations in North America and Europe. The charge included a provision for restructuring, principally for employee severance costs associated with the closure of manufacturing facilities, combined with reducing headcount levels in each remaining manufacturing facility. Furthermore, the charge included a write-down of the carrying value of capital assets and goodwill at facilities being shut down.

During 2001, the first phase of the Company's restructuring plan, which involved the transfer of all CD and DVD equipment from one European plant to another, was completed, as was the planned closure of the U.S. plant located in California. The second phase of the restructuring plan, which involved a plant closure of one of the European facilities, was not completed by December 31, 2001. Consequently, those portions of the 2000 accrual which had not been expensed were cancelled.

In addition, in 2000 and 2001 management reviewed the carrying values of its capital assets, which resulted in write-downs to capital assets to their net recoverable amount, based on reductions in estimated future cash flows, primarily from the discontinued usage of certain assets.

In 2002, management added significant DVD capacity in both the United States and Canada as a result of the growing consumer demand for DVD product, combined with the additional business resulting from the signing of exclusive DVD supply agreements during the year. Accordingly, revenues, earnings and earnings per share all reached record levels for Cinram during 2002.

In late 2002, management entered into a purchase and sale agreement to sell the shares of its wholly owned subsidiary, Cinram Nederland B.V. This facility produced both audio cassettes and VHS video cassettes for the Benelux region, and this transaction was completed on January 2, 2003.

NARRATIVE DESCRIPTION OF THE BUSINESS
-------------------------------------

Cinram International Inc. is one of the world's largest independent providers of prerecorded multimedia products and logistic services. With facilities in North America and Europe, Cinram manufactures and distributes prerecorded DVDs, VHS video cassettes, audio CDs, music cassettes, and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the globe.

Management has concluded that the Company is dominant in (i) the audio/ROM replication/duplication segment and (ii) the home video replication/duplication segment. As a custom audio and home video replicator/duplicator, Cinram produces only to specific orders from its customers.

In North America, most of Cinram's major audio and home video customers use its services rather than manufacture on their own because they prefer to concentrate their efforts on promotion and artistic development. In addition, many major entertainment companies have their own facilities but still require extra capacity to meet market fluctuations. Short delivery time is particularly important because tastes and trends in music and home video change rapidly and companies must quickly respond to surges in demand for popular "hit" releases. Furthermore, Cinram has shown that it can economically produce and distribute a high quality product and can meet short delivery times.

Audio/ROM replication/duplication customers provide Cinram with a master tape, label design, graphics and promotional materials. Cinram assumes responsibility for all manufacturing and packaging operations and delivers/distributes finished product to the respective companies.

In Europe, Cinram is an participant in the competitive home video replication/duplication market, where most of the major studios use third party duplicators. Life-style, education and marketing videos are some of the major markets.

In 2002, the audio/ROM replication/duplication segment accounted for 27% of consolidated sales, as compared to 35% of 2001 sales. The home video replication/duplication segment accounted for 61% of consolidated sales as compared to 57% of consolidated sales in 2001.

In 2002, the Company was dependent on two customers for approximately 37% and 15% of consolidated revenue, compared to 32% and 21% in 2001.

In 2002, approximately 27% of Cinram's audio/ROM replication/duplication sales were made in Canada, 42% were made in the United States and 31% were made in Europe. With respect to the home video replication/duplication segment, approximately 25% of Cinram's home video replication/duplication sales were made in Europe, 16% were made in Canada and 59% were made in the United States.

Raw materials purchased by Cinram are abundantly available. The major components used in Cinram s products are plastics. Raw materials are sourced from Canada, the United States, Europe and the Far-East.

With respect to CD replication licensing agreements, Cinram has agreements with a member of the Philips Group of Companies in the Netherlands, and with Discovision Associates of California, USA, whereby Cinram has a non-exclusive license to manufacture CDs in Canada and the United States.

With respect to DVD replication licensing agreements, Cinram has agreements with MPEGLA of California, USA, the 3-C Group (administered by Philips Electronics) and the 6-C Group, (administered by Toshiba Corporation) whereby Cinram has a worldwide non-exclusive license to manufacture DVDs.

Cinram maintains sufficient production capacity in both industry segments to meet surges in demand. The highest demand occurred during the fourth quarter when approximately 33% of Cinram's 2002 audio/ROM replication/duplication sales and approximately 35% of home video replication/duplication sales were generated.

Cinram's principal customers in the audio/ROM replication/duplication segment are major music companies, publishers and computer software companies in North America and Europe. Cinram enters into agreements in the ordinary course of its business with its major customers, which deal generally with pricing, delivery, order size, confidentiality and copyright protection.

With respect to the home video replication/duplication segment, Cinram's major customers in North America are major motion picture studios. In Europe, the customers include motion picture studios and a number of independent producers.

The loss of one of Cinram's major customers would have an adverse effect on Cinram.

The following table indicates the properties occupied by Cinram as of December 31, 2002.

                                                                                Use/Industry
Tenant/Corp.                  Location                         Area (Sq. Ft.)    Segment
------------                  --------                         --------------    ------------
Cinram International (1)      Toronto, Ontario                   136,000        B
Cinram International (2)      Toronto, Ontario                   275,000        A/C
Cinram International (3)      Toronto, Ontario                   440,000        A
Cinram Inc. (3)               Indiana, USA                       193,000        B
Cinram Inc. (2)               Alabama, USA                     1,100,000        A,B/C
Cinram Latinoamericana (3)    Mexico City, Mexico                 40,000        A,B/C
Cinram France East (3)        St. Die, France                     90,000        C
Cinram France West (3)        Gaillon, France                    250,000        A/C
Cinram Optical Discs (3)      Louviers, France                   160,000        B
Cinram U.K. (3)               Ipswich, U.K.                       85,000        A/C
Cinram Nederland (3)          Amersfoort, The Netherlands        102,000        A,B/C*

(1) This property is owned by a non-arm's length corporation and leased to the Company.

(2)  This property is owned by the Company.

(3)  This property is leased by the Company.

Note:   A = Warehouse, fulfillment and other manufacturing

        B = Audio/ROM replication/duplication

        C = Home video replication/duplication

        * sold effective January 2, 2003

Future minimum rental commitments for all non-cancelable operating and capital leases, including the above properties are indicated in the following table:

                              Capital          Operating          Total
                              -------          ---------          -----
2003                          $ 2,624          $ 7,944            $ 10,568
2004                          $ 2,720          $ 5,609            $  8,329
2005                          $ 2,722          $ 2,723            $  5,445
2006                          $ 3,016          $   999            $  4,015
2007                          $ 6,992          $   193            $  7,185
2008 and thereafter           $ 4,374          $    26            $  4,400
                              -------          -------            --------
                              $22,448          $17,494            $ 39,942
Less interest                 $ 4,561
Less current portion          $ 1,569
                              -------
                              $16,318

Cinram operates in a highly competitive industry where competitive pricing, quick service and high quality are essential factors in retaining customers. In North America, there are numerous competitors, both large and small, which manufacture audio cassettes or CDs, or both. Cinram, as the largest independent manufacturer in North America, has a number of competitive advantages including economies of scale, technological capabilities, multiple products manufactured, and its high degree of vertical integration and automation.

The pre-recorded home video industry in North America is dominated by several major companies. As with music, these companies oversee all aspects of production, including obtaining master tapes, sub-contracting manufacturing to a custom manufacturer and conducting promotion and distribution. Unlike the music industry, none of the major motion picture studios duplicate their own pre-recorded VHS video cassettes or DVDs. Generally, as with music, exclusive supply agreements are instituted with major companies.

In Europe, Cinram has a share of the competitive European home video market, where all the major motion picture studios use third party duplicators. Other video markets include life-style, education and marketing videos.

As of December 31, 2002, Cinram had approximately 4,000 employees worldwide.

A risk associated with Cinram's foreign operations is foreign currency exposure. As the company expands the scope of its activities in foreign markets, it is exposed to foreign exchange fluctuations. Since 1996, and continuing through 2002, the Company has taken steps to mitigate some of this risk by financing investments in other countries in those domestic currencies, thereby hedging its foreign exchange exposure.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
-------------------------------------------

Selected consolidated financial information for the last 5 completed years is available in the table that follows. All amounts are in thousands of dollars except for per share data, which is based on the 2 for 1 stock split in February 1998.

                                           2002        2001       2000         1999        1998
                                           ----        ----       ----         ----        ----
Net sales                               $ 878,679   $ 831,723   $ 652,281    $ 645,539   $ 642,714
Earnings before unusual items and       $  78,570   $  32,424   $  14,918    $  79,494   $  42,303
income taxes
Total assets                            $ 829,693   $ 735,384   $ 768,157    $ 842,851   $ 856,774
Long-term debt                          $  53,989   $  41,219   $  54,123    $  56,348   $ 213,439
Cash dividends declared per share       $    0.08   $    0.06   $    0.08    $    0.08   $    0.08
Net earnings (loss)                     $  54,471   $  23,713   $ (28,111)   $  19,344   $  42,303
Net earnings (loss) per share           $    0.99   $    0.43   $   (0.51)   $    0.33   $    0.71
Diluted net earnings (loss) per share   $    0.98   $    0.43   $   (0.51)   $    0.32   $    0.70

The factors affecting the comparability of the data include the significant acquisitions and events outlined on pages 6 and 7 of this Annual Information Form.

Selected consolidated financial information for the last four quarters is available in the "Summary of Quarterly Results" section on page 38 of Cinram's 2002 Annual Report and is incorporated herein by reference.

There is no restriction preventing Cinram from paying dividends. In 2002, the Company declared quarterly dividends of $.02 per common share, payable on March 31, June 30, September 31 and December 31, 2002.

In 2003, the Company has so far declared quarterly dividends of $0.03 per common share, payable on March 31, 2003 and June 30, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
--------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations is available starting on page 8 of Cinram's 2002 Annual Report and is incorporated herein by reference.

MARKET FOR SECURITIES
---------------------

Cinram's common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol CRW. Effective January 1, 2001, the Company de-listed from NASDAQ.

DIRECTORS AND OFFICERS
----------------------

The names, municipalities of residence, offices held and principal occupations of the directors and executive officers of the Company for the past five years are as follows:

                                                                                                             PERIOD SERVED AS A
NAME AND MUNICIPALITY                                                 PRINCIPAL                              DIRECTOR OF THE
OF RESIDENCE                     OFFICE                               OCCUPATION                             CORPORATION
---------------------            ------                               ----------                             ------------------
Isidore Philosophe               Chief                                Officer of the Company                 Since August 29, 1969
Toronto, Ontario                 Executive Officer and
                                 Director

Jacques Philosophe               Executive Vice-President,            Officer of the Company                 Since December 27, 1972
Vaughan, Ontario                 Operations

Lewis Ritchie                    Executive Vice-President,            Officer of the Company                 Since June 1, 1985
Richmond Hill, Ontario           Finance and Administration,
                                 CFO, Secretary and Director

Norman May (1)                   Director                             Partner of Fogler, Rubinoff LLP        Since December 1, 1985
North York, Ontario

Dr. Henri A. Aboutboul (1) (2)   Non-Executive Chairman, Director     Director,                              Since November 19, 1986
London, United Kingdom                                                Waste Management International B.V.

Peter G. White (1), (2)          Director                             Executive Vice President,              Since June 12, 1997
Toronto, Ontario                                                      Argus Corporation

David Rubenstein                 President,                           Officer of the Company
Florida, USA                     Cinram Americas, Director

Jaime Ovadia                     Executive Vice-President,            Officer of the Company
Florida, USA                     World Wide Theatrical Home
                                 Video, Cinram International Inc.

Marcel Tuchner                   Executive Vice-President,            Officer of the Company
Toronto, Ontario                 Manufacturing and Engineering


(1) member of Audit Committee
(2) member of Compensation Committee

The Company is required to have and has an audit committee which consists of Messrs. Henri Aboutboul, Norman May, Q.C. and Peter G. White. The Company does not have an executive committee of the Board of Directors.

Each of the foregoing individuals has held his principal occupation or other office or position with the same firm set out opposite his name for the past five years, except for Mr. Aboutboul, who prior to May 2001 was the Managing Director of Chemicals, Waste Management International.

As of May 12, 2003, the directors and senior officers of the Corporation, as a group, beneficially owned directly or indirectly, or exercised control or direction over, 5.7% of the outstanding common shares.

ADDITIONAL INFORMATION
----------------------

Additional information, including executive and directors' compensation and interests of management and others in material transactions, where applicable, is contained in Cinram's management information circular dated May 2,2003, for the annual meeting of shareholders to be held on June 13, 2003, which involves the election of directors. Additional financial information is provided in Cinram's comparative financial statements for 2002 on pages 19-35 of Cinram's 2002 Annual Report, which financial statements are incorporated herein by reference. A copy of this document may be obtained, upon written request, from the Secretary of Cinram. In Quebec, a copy of such documents is available to the public under the conditions provided for in section 87 of the Securities Act (Quebec).

The Company will provide to any person or company upon request to the Secretary of Cinram:

(a) when the securities of Cinram are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities:

     (i) one copy of Cinram's annual information form, together with one copy of any document, or the pertinent page of any document, incorporated herein by reference;

     (ii) one copy of the comparative consolidated financial statements of Cinram for Cinram's most recently completed financial year together with the accompanying report of Cinram's auditors thereon;

     (iii) one copy of any interim financial statements of Cinram subsequent to the financial statements of Cinram's most recently completed financial year;

     (iv) one copy of the information circular of Cinram in respect of Cinram's most recent annual meeting of shareholders that involved the election of directors; and

     (v) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iv) above; or

(b)  at any other time, one copy of any documents referred to in (a) (i), (ii),
     (iii) and (iv) above, provided Cinram may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of Cinram.